EXECUTION COPY

SECOND AMENDMENT TO AMENDED AND RESTATED LOAN
AND SECURITY AGREEMENT, WAIVER, CONSENT AND RELEASE

        SECOND AMENDMENT TO AMENDED AND RESTATED LOAN AND SECURITY AGREEMENT, WAIVER, CONSENT AND RELEASE, dated as of February 22, 2005 (the “Amendment”), to the Amended and Restated Loan and Security Agreement, dated as of November 16, 2004, as amended by the First Amendment, dated as of December 22, 2004 (as the same now exists or may hereafter be amended, modified, supplemented, extended, renewed, restated or replaced, the “Loan Agreement”), between and among, on the one hand, Wells Fargo Foothill, Inc., a California corporation (“WFF”), and Ableco Finance, LLC, a Delaware limited liability company (“Ableco”), and the other lenders identified on the signature pages thereto (such lenders, together with their respective successors and assigns, each individually a “Lender” and collectively, the “Lenders”), WFF, as the administrative agent for the Lenders (in such capacity, the “Administrative Agent”), Ableco, as the collateral agent for the Lenders (in such capacity, the “Collateral Agent” and together with the Administrative Agent, each an “Agent” and collectively, the “Agents”) and, on the other hand, Northland Cranberries, Inc., a Wisconsin corporation (“Borrower”), and the guarantors party thereto from time to time. Capitalized terms used herein but not specifically defined herein shall have the meanings ascribed to them in the Loan Agreement.

        WHEREAS, Borrower and NCI Foods LLC (“NCI”), a wholly owned subsidiary of the Borrower and a guarantor under the Loan Agreement, have advised the Agents and the Lenders that, pursuant to the Asset Purchase Agreement, dated as of the date hereof (the “Northland Purchase Agreement”), by and between Apple & Eve, LLC, a Delaware limited liability company, as buyer (the “Buyer”), and the Borrower and NCI, as sellers, a copy of which is attached hereto as Exhibit A, (i) Borrower desires to sell certain of its assets as set forth on Exhibit B hereto (the “Northland Purchased Assets”) and assign certain of its liabilities to the Buyer and (ii) NCI desires to sell certain of its assets as set forth as Exhibit C hereto (the “NCI Purchased Assets”) to the Buyer (such transaction, the “Northland Asset Sale”);

        WHEREAS, Borrower and NCI have each requested (i) that the Lenders consent to the sale of the Northland Purchased Assets and the NCI Purchased Assets, (ii) that Collateral Agent release the security interests that it holds for the benefit of the Lenders pursuant to the Loan Agreement in the Northland Purchased Assets and the NCI Purchased Assets, and (iii) that the Lenders waive any Event of Default that may occur under the Loan Agreement as a result of the consummation of the Northland Asset Sale;

        WHEREAS, Borrower has advised the Agents and the Lenders that Borrower desires to sell cranberry concentrate (the “Purchased Concentrate”) pursuant to the Concentrate Sale and Supply Agreement (the “Concentrate Agreement”), dated as of the date hereof, by and between the Buyer, as purchaser, and the Borrower, as supplier, a copy of which is attached hereto as Exhibit D (the “Concentrate Sale”);

        WHEREAS, Borrower has requested (i) that the Lenders consent to the sale of the Purchased Concentrate, (ii) that Collateral Agent release the security interests that it holds for the benefit of the Lenders pursuant to the Loan Agreement in the Purchased Concentrate, and (iii) that the Lenders waive any Event of Default that may occur under the Loan Agreement as a result of the consummation of the Purchased Concentrate Agreement;

        WHEREAS, WFF has advised the other Lenders and the Borrower that it desires to terminate its Total Commitment under the Loan Agreement;

        WHEREAS, the Lenders and the Borrower desire to set forth the application of proceeds that Borrower and NCI shall receive from the sale of the Northland Purchased Assets, the NCI Purchased Assets and the Purchased Concentrate;

        WHEREAS, WFF in its capacity as the Administrative Agent has advised the Collateral Agent, Lenders and Borrower that it desires to resign as Administrative Agent;

        WHEREAS, Ableco has advised the Administrative Agent, the Lenders and Borrower that it will accept appointment as successor to WFF as Administrative Agent;

        In consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the parties hereto, the parties hereto hereby agree as follows:

        SECTION 1    Amendments to Loan Agreement.

        1.1     Section 1.1 of the Loan Agreement is hereby amended by deleting the definitions of each of the following terms: “Maximum Credit Line”, “Maximum Revolver A Amount”, and “Maximum Revolver B Amount” and replacing each such definition to read in its entirety, respectively, as follows:

        “‘Maximum Credit Line’ means the amount set forth as the Total Commitment for all Lenders on Schedule C-1.”

        “‘Maximum Revolver A Amount’ means the amount set forth as the Revolver A Commitment for all Lenders on Schedule C-1, which is zero.”

        “‘Maximum Revolver B Amount’ means the amount set forth as the Revolver B Commitment for all Lenders on Schedule C-1.”

        1.2     Section 1.1 of the Loan Agreement is hereby amended by inserting the definition of the terms: “Fixed Charges” and “Fixed Charge Coverage Ratio” in their correct alphabetical position to read as follows:

“‘Fixed Charges’ means with respect to Borrower and its Subsidiaries for any period, the sum, without duplication, of (a) cash Interest Expense, (b) principal payments required to be paid during such period in respect of Indebtedness, and (c) all federal, state, and local income taxes actually paid in cash during such period.”

“‘Fixed Charge Coverage Ratio’ means, with respect to Borrower and its Subsidiaries for any period, the ratio of (i) EBITDA for such period minus unfinanced capital expenditures made (to the extent not already incurred in a prior period) or incurred during such period, to (ii) Fixed Charges for such period.”

        1.3     Section 3.4 Term of the Loan Agreement is hereby amended by deleting the first sentence thereof in its entirety and replacing such sentence with the following:

“This Agreement shall become effective upon the execution and delivery hereof by Borrower, Agents, and the Lenders and shall continue in full force and effect for a term ending on October 31, 2005 (the “Maturity Date”).

        1.4     Section 7.20 Financial Covenants of the Loan Agreement is hereby amended by deleting clauses subsections (a) and (b) thereof and replacing such subsections with the following:"

“(a) Fixed Charge Coverage Ratio. Fail to maintain or achieve a Fixed Charge Coverage Ratio, measured on a month-end basis, of at least the applicable ratio set forth in the following table for the cumulative period commencing on March 1, 2005 and ending on the date set forth opposite thereto:

Applicable Ratio	Applicable Date
1.2 to 1.0 1.2 to 1.0 1.2 to 1.0 1.2 to 1.0 1.2 to 1.0 1.2 to 1.0 1.2 to 1.0 1.2 to 1.0	March 31, 2005 April 30, 2005 May 31, 2005 June 30, 2005 July 31, 2005 August 31, 2005 September 30, 2005 October 31, 2005

(b) [Reserved.]”

        1.5     On the Amendment Effective Date, no Letters of Credit are outstanding and the Letter of Credit Usage is zero. On and after the Amendment Effective Date, the Borrower shall not be entitled to request a Letter of Credit and no Lender or Agent shall have the obligation to arrange for or issue a Letter of Credit.

        1.6     Schedule C-1 of the Loan Agreement is hereby amended by deleting such schedule in it entirety and replacing such schedule with the revised Schedule C-1 to Loan Agreement, a copy of which is attached hereto as Exhibit E.

        SECTION 2     Consent and Waiver.

                        (a)     Notwithstanding anything else to the contrary in the Loan Agreement or any other Loan Document, pursuant to the requests by the Borrower and by NCI, but subject to satisfaction of the conditions set forth in subsection (b) below and in Section 9 hereof, and in reliance upon the representations and warranties of the Borrower and the Guarantors set forth herein and in the Loan Agreement, the Required Revolver A Lenders and the Required Lenders hereby consent to the Northland Asset Sale and the Concentrate Sale (collectively, the “Asset Sales”) and waive any Event of Default that would otherwise arise under Section 8.2(c) of the Loan Agreement as a result of a breach of Sections 5.11, 7.3(c), 7.4 and 8.3 of the Loan Agreement, by reason of the Asset Sales.

                        (b)     The consent and waiver set forth in subsection (a) above are conditioned upon the effectiveness of the Amendment pursuant to Section 9 and the following conditions related to the Northland Asset Sale:

(i) the Asset Sales shall have been consummated on the Amendment Effective Date;

(ii) the consideration paid by Buyer to Borrower on the Closing Date in connection with the Asset Sales shall be no less than an amount equal to the sum of (A) $8,500,000 (exclusive of $500,000 to be held in escrow for adjustments to be paid to Buyer) and (B) the Preliminary Adjustment (as defined in the Northland Purchase Agreement), if any, paid by Buyer to Borrower on the Closing Date; such amount (net of closing costs including broker fees, consulting fees, attorneys fees and taxes, the “Net Sale Proceeds”) shall in no event be less than $9,000,000 and shall be delivered directly to the Administrative Agent in cash or other immediately available funds; and

(iii) prior to or concurrently with the consummation of the Asset Sales, the Borrower shall deliver to each Lender a true and correct copy of (A) the fully executed Northland Purchase Agreement, together with all schedules and exhibits thereto, (B) the fully executed Concentrate Agreement, together with all schedules and exhibits thereto and (C) the fully executed Transition Services Agreement (the “Transition Services Agreement”) dated the date hereof by and between the Borrower and Buyer, together with all schedules and exhibits thereto, each of (A), (B) and (C) shall be certified by an officer of the Borrower, and (D) each other material agreement, instrument or other document to be executed and delivered in connection therewith.

                        (c)    The consents and waivers in this Section 2 shall be effective only in this specific instance and for the specific purposes set forth herein and do not allow for any other or further departure from the terms and conditions of the Loan Agreement or any other Loan Documents, which terms and conditions shall remain in full force and effect. For the avoidance of doubt, the Excluded Assets (as defined in the Northland Purchase Agreement) of the Borrower and NCI shall continue to be owned by Borrower and NCI, respectively, and subject to the security interest of the Collateral Agent for benefit of the Lenders in such Excluded Assets.

        SECTION 3    Termination and Release. Subject to the satisfaction of the conditions set forth in Section 2(b) hereof and in Section 9 hereof, the Lenders hereby agree as follows:

                        (a)     upon the consummation of the Asset Sales, in accordance with the Northland Purchase Agreement and the Concentrate Agreement (collectively, the “Sales Agreements), any and all Liens or other charges or encumbrances on, and all security interests in, the Northland Purchased Assets, the NCI Purchased Assets and the Purchased Concentrate (collectively, the “Purchased Assets”) in favor of Collateral Agent for the benefit of the Lenders or in favor of any Lender arising under the Loan Agreement and the other Loan Documents, but excluding any Liens or other charges or encumbrances on, and any security interests in the Excluded Assets in favor of Collateral Agent for the benefit of the Lenders or in favor of any Lender, are automatically released and terminated without any further action on the part of the Lenders;

                        (b)     upon the consummation of the Asset Sales in accordance with the Sales Agreements, the Collateral Agent and the Lenders authorize the Borrower and/or the Buyer to file UCC-3 Financing Statement Amendments in the form of Exhibit F hereto, for the limited purpose of releasing the Lien of the Lenders on the Purchased Assets (but not any Excluded Assets), but without representation, warranty or recourse of any kind to the Agents or the Lenders and at the sole cost and expense of the Borrower;

                        (c)     upon the consummation of the Northland Asset Sale in accordance with the Northland Purchase Agreement, the Collateral Agent and the Lenders authorize the Borrower and/or the Buyer to file the releases of security interests in trademarks in the form of Exhibit G hereto, for the limited purpose of releasing the security interests of the Lenders on the Northland Purchased Assets consisting of trademark rights and the NCI Purchased Assets consisting of trademark rights (but not any Excluded Assets), but without representation, warranty or recourse of any kind to the Agents or the Lenders and at the sole cost and expense of the Borrower; and

                        (d)     the Lenders will, at the request of the Borrower or Buyer, authorize and/or execute such additional instruments and other writings, and take such other actions as the Borrower or Buyer may reasonably request to effect or evidence, to the extent set forth herein, the termination of the liens and other charges and encumbrances on, and security interests in, the Purchased Assets (but not any Excluded Assets), but at the sole cost and expense of the Borrower or Buyer and without representation, warranty or recourse of any kind to the Agents or the Lenders.

        SECTION 4     Application of Net Sale Proceeds and Reduction of Commitments. Notwithstanding anything to the contrary in the Loan Agreement (including, without limitation, Section 2.4(d))or any other Loan Document, the Administrative Agent, the Collateral Agent, the Required Revolver A Lenders, the Required Lenders and the Borrower and NCI hereby agree that Borrower and NCI shall deliver, or cause to be delivered, to the Administrative Agent payment in cash or cash equivalents of the Net Sale Proceeds and the Administrative Agent shall apply such proceeds, for application as follows:

                        (a)     first, to the outstanding principal amount of the A Advances until paid in full, together with the accrued and unpaid interest thereon and all costs, fees and charges of the Lenders with a Revolver A Commitment, and simultaneously therewith, the Revolver A Commitment of WFF shall be reduced to zero and terminated;

                        (b)     second, to the outstanding costs, fees, charges and expenses of the Administrative Agent in connection with its duties as Administrative Agent;

                        (c)     third, to outstanding principal amount of the B Advances until paid in full, together with the accrued and unpaid interest thereon, and simultaneously therewith, the Revolver B Commitment of Ableco shall be reduced to $2,500,000; and

                        (d)     fourth, to the outstanding principal amount of the Term Loan, until the outstanding principal amount of the Term Loan shall be equal to or less than $12,000,000, such payments to be applied to the scheduled amortization payments of the Term Loan in the order of maturity.

        The remainder, if any, of the Net Sale Proceeds may be retained by Borrower for working capital purposes.

        SECTION 5     Application of Final Adjustment to Purchase Price. Notwithstanding anything to the contrary in the Loan Agreement (including, without limitation, Section 2.4(c)(iv))or any other Loan Document, on the earlier of the Settlement Date (as defined in the Northland Purchase Agreement) or August 31, 2005, Borrower shall deliver, or cause to be delivered, to the Administrative Agent payment in cash or cash equivalents of an amount equal to the sum of (A) $500,000 less any amount paid by Borrower to Buyer as a Final Adjustment (as defined in the Northland Purchase Agreement) and (B) the amount, if any, paid by the Buyer to the Borrower as a Final Adjustment (as defined in the Northland Purchase Agreement), such payment to be applied to the outstanding principal amount of the Term Loan in the order of maturity.

        SECTION 6     Termination and Release of WFF as Lender.

                        (a)     Upon the payment in full of the A Advances, together with the accrued and unpaid interest thereon pursuant to Section 4(a) hereof, (i)the financing arrangements as between WFF and Borrower pursuant to the Loan Agreement and the other Loan Documents are hereby terminated, canceled and of no further force and effect, except for those provisions of the Loan Documents which by their respective terms survive termination, and (ii) WFF shall have no further obligation to make any Advance, provide any Letters of Credit, loans, advances or other financial accommodations or have any other duties or responsibilities in connection with the Loan Documents.

                        (b)     Borrower and Guarantors hereby release, discharge and acquit WFF, and its officers, directors, attorneys, agents and employees and its successors and assigns, from all obligations to Borrower and Guarantors (and their respective successors and assigns) and from any and all claims, demands, debts, accounts, contracts, liabilities, actions and causes of actions, whether in law or in equity, that Borrower or any Guarantor at any time had or has, or that its successors and assigns hereafter can or may have against WFF, its officers, directors, attorneys, agents or employees and its and their respective successors and assigns.

        SECTION 7     Resignation of Administrative Agent; Appointment of Administrative Agent. WFF hereby gives notice to the Lenders, Borrower and Guarantors of its resignation as Administrative Agent as of the Amendment Effective Date. Ableco hereby agrees to accept appointment as Administrative Agent as of the Amendment Effective Date. The Collateral Agent, Lenders, Borrower and Guarantors hereby (a) waive the 45-prior-day notice required in connection with the resignation of an agent pursuant to the Loan Agreement and (b) agree that as of the Amendment Effective Date, (i) Ableco is hereby appointed Administrative Agent and shall succeed to and become vested with all the rights, powers, privileges and duties that WFF had as Administrative Agent and (ii) WFF is hereby discharged from its duties and obligations under the Loan Documents as Administrative Agent.

        SECTION 8     Representations, Warranties and Covenants. In addition to the continuing representations, warranties and covenants heretofore or hereafter made by Borrower and Guarantors to the Agents and Lenders pursuant to the Loan Agreement and the other Loan Documents, Borrower hereby represents, warrants and covenants with and to the Agents and Lenders as follows (which representations, warranties and covenants are continuing and shall survive the execution and delivery hereof and shall be incorporated into and made a part of the Loan Documents):

                        (a)     No Event of Default or act, condition or event, which with notice or passage of time or both, would constitute and Event of Default, exists on the date of this Amendment (after giving effect to the amendments to the Loan Agreement set forth herein); and

                        (b)     This Amendment has been duly executed and delivered by Borrower and each Guarantor and is in full force and effect as of the date hereof, and the agreements and obligations of Borrower and each Guarantor contained herein constitute its legal, valid and binding obligations, enforceable against it in accordance with the terms hereof.

                        (c)     The execution, delivery and performance by Borrower of the Sales Agreements and the Transition Services Agreement do not and will not conflict with, result in a breach of, or constitute (with due notice or lapse of time or both) a default under any Ocean Spray Document including, without limitation, the Ocean Spray Toll Processing Agreement.

        SECTION 9     Conditions to Effectiveness. The effectiveness of this Amendment shall be subject to the following, the satisfaction of which shall be determined by the Agents in each of their sole judgments (the first date upon which all such conditions shall have been satisfied being herein called the “Amendment Effective Date”):

                        (a)     the receipt by the Agents of an original or faxed executed copy of this Amendment, duly authorized, executed and delivered by Borrower, each Guarantor, the Administrative Agent, the Collateral Agent and each Lender;

                        (b)     after giving effect to the amendments to the Loan Agreement contained herein, no Default or Event of Default shall have occurred and be continuing; and

                        (c)     all legal matters incident to this Amendment shall be satisfactory to the Lenders and their counsel.

        Notwithstanding the above, if at any time, it shall be determined that the condition set forth in clause (b) above has not been satisfied, the termination and release of WFF as a Lender pursuant to Section 6 and all other provisions thereof in favor of or for the benefit of any Agent or any Lender and the resignation of WFF as Administrative Agent pursuant to Section 7 and all other provisions thereof in favor of or for the benefit of any Agent or any Lender shall remain in effect. Further, if at any time, it shall be determined that the condition set forth in clause (b) above has not been satisfied, the Agents, Lender and Borrower hereby agree that (i) the termination and reduction of commitments pursuant to Section 4 and all other provisions thereof in favor of or for the benefit of any Agent or any Lender remain effective and (ii) no Agent or Lender shall be required to disgorge any payment made by Borrower to such Agent or Lender, all such payments shall be final, unconditional and non-refundable in accordance with the priorities of payments set forth in Section 4.

        SECTION 10    Deposit Account and Blocked Account Control Agreement.

                        (a)     Borrower hereby agrees to make its best effort to, if not on the date hereof, promptly thereafter and in any event no later than four (4) Business Days after the date hereof, (i) provide confirmation in writing that Borrower has (A) established a deposit account (the “Deposit Account”) in Borrower’s name with U.S. Bank National Association (the “Bank”) into which account all payments mailed to the existing lockbox at the Bank shall be deposited daily and (B) executed and delivered to the Bank an Automated Standing Transfer Authorization directing the Bank to transfer daily all cleared deposits to such account as Ableco may direct and (ii) with the consent of the Bank, enter into a Blocked Account Control Agreement (with Lockbox Services) with Ableco, granting sole control of the Deposit Account to Ableco as Agent (the “Blocked Account Agreement”).

                        (b)    WFF hereby agrees, at the request of Ableco, to deliver to the Bank a termination and release sufficient to effect the termination of the Lockbox and Operating Procedural Agreement, dated November 5, 2001 (“Original Lockbox Agreement”), between the Bank, WFF and the Borrower. If Ableco shall not have made such a request on or prior to the third (3rd) Business day hereafter, WFF shall on the fourth (4th) Business Day hereafter deliver such a termination and release to the Bank. WFF further agrees that until the termination of the Original Lockbox Agreement, subject to Section 4 hereof, WFF shall transfer all deposits subject the Original Lockbox Agreement to such account as Ableco may direct.

        SECTION 11    Effect of this Amendment. Except as modified pursuant hereto, no other changes or modifications to the Loan Agreement and the other Loan Documents are intended or implied and in all other respects the Loan Agreement and the other Loan Documents are hereby specifically ratified, restated and confirmed by the Borrower and Guarantors as of the effective date hereof. To the extent of any conflict between the terms of this Amendment and any of the Loan Documents, the terms of this Amendment shall control. Each Borrower and Guarantor confirms and agrees that (a) the Loan Agreement, as amended hereby, the other Loan Documents and this Amendment shall be read and be construed as one agreement and all references in any Loan Document to “the Loan Agreement”, “thereto”, “thereof”, “thereunder” or words of like import referring to the Loan Agreement shall mean the Loan Agreement as amended by this Amendment, and (b) confirms and agrees that to the extent that any Loan Document purports to assign or pledge to the Agent or any Lender, or to grant to the Agent or any Lender a Lien on any collateral as security for the Obligations of such Borrower from time to time existing in respect of the Loan Agreement and the Loan Documents, such pledge, assignment and/or grant of a Lien is hereby ratified and confirmed in all respects.

        SECTION 12    Further Assurances. The parties hereto shall execute and deliver such additional documents and take such additional actions as may be necessary or desirable to effectuate the provisions and purposes of this Amendment.

        SECTION 13    GOVERNING LAW. THE VALIDITY, INTERPRETATION AND ENFORCEMENT OF THIS AMENDMENT AND ANY DISPUTE ARISING OUT OF THE RELATIONSHIP BETWEEN THE PARTIES HERETO, WHETHER IN CONTRACT, TORT, EQUITY OR OTHERWISE, SHALL BE GOVERNED BY THE INTERNAL LAWS OF THE STATE OF NEW YORK (WITHOUT GIVING EFFECT TO PRINCIPLES OF CONFLICTS OF LAW).

        SECTION 14    Binding Effect. This Amendment shall be binding upon and inure to the benefit of each of the parties hereto and their respective successors and assigns.

        SECTION 15    Miscellaneous.

        15.1     This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

        15.2     Section and paragraph headings herein are included for convenience of reference only and shall not constitute a part of this Amendment for any other purpose.

        15.3     Borrower and Guarantors hereby acknowledge and agree that this Amendment constitutes a “Loan Document” under the Loan Agreement. Accordingly, it shall be an Event of Default under the Loan Agreement if (i) any representation or warranty made by Borrower under or in connection with this Amendment shall have been untrue, false or misleading in any material respect when made, or (ii) Borrower shall fail to perform or observe any term, covenant or agreement contained in this Amendment.

        15.4     The Borrower will pay on demand all reasonable out-of-pocket costs and expenses of the Agents and the Lenders in connection with the preparation, execution and delivery of this Amendment and all actions after the date hereof related to this Amendment and the Loan Documents including, without limitation, the reasonable fees, disbursements and other charges of Otterbourg, Steindler, Houston & Rosen, P.C., counsel to the Administrative Agent and WFF and Schulte Roth & Zabel LLP, counsel to the Collateral Agent and Ableco.

[SIGNATURE PAGES FOLLOW]

BORROWER: Northland Cranberries, Inc.
By:	/s/ John Swendrowski
Title: Chief Executive Officer and Treasurer

GUARANTORS: NCI Foods, LLC
By:	/s/ John Swendrowski
Title: President

Northland Insurance Center, Inc.
By:	/s/ John Swendrowski
Title: Vice President

Wildhawk, Inc.
By:	/s/ John Swendrowski
Title: Vice President

[SIGNATURES CONTINUED ON NEXT PAGE]

[SIGNATURES CONTINUED FROM PREVIOUS PAGE]

AGENTS AND LENDERS: Wells Fargo Foothill Inc., as Administrative Agent, Lender, Required Revolver A Lender, resigning Administrative Agent and resigning Lender
By:	/s/ Dennis Rebman
Title: Vice President

Ableco Finance LLC, as Collateral Agent, Lender, Required Lender, and newly appointed Administrative Agent
By:	/s/ Eric Miller
Title: Senior Vice President